Mail Stop 3-9								February 17,
2005

Daniel Swisher
Chief Executive Officer
Sunesis Pharmaceuticals, Inc.
341 Oyster Point Boulevard
South San Francisco, California 94080

Re:	Sunesis Pharmaceuticals, Inc.
	Registration Statement on Form S-1
      Filed December 23, 2005
	File Number 333-121646

 Dear Mr. Swisher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
General
1. We note that Exhibit 10.36 to your S-1/A submitted January 27, 2005, is a form of licensing agreement granting you rights to develop, manufacture, promote, market, use, sell, offer for sale, import and/or distribute a chemical compound, and that Schedule 6.05
(Ex. 10.36 at page 35) states that those rights cover, among other countries, Syria, Iran, Iraq, Cuba, and North Korea.

In light of the fact that Syria, Iran, Cuba and North Korea have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the
U.S. Treasury Department`s Office of Foreign Assets Control, please advise us of the extent of the Company`s current and proposed operations in each of these countries; the materiality to the Company of its operations in each country; and your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. Advise us also whether the Company engaged in any operations in Iraq during the time that country was identified by the U.S. State Department as a state sponsor of terrorism and/or subject to economic sanction administered by OFAC. If so, please advise us of the extent of the Company`s operations in Iraq during that time period; the materiality to the Company of its operations in Iraq; and your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders.

In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

We will need to implement additional finance and accounting
systems
...., page 16
2. We note your response to comment 25. This comment continues to appear generic. Do you have any reason to believe you will be unable to complete the required assessment as to the adequacy of your internal control reporting or that your independent registered public accounting firm will be unable to provide you with an unqualified report? If you do, ten provide additional details relating to these beliefs. If you do not, then it appears that this risk is no different than the potential risk facing all public companies.

Financial Operations Overview, page 29
3. We note your response to comment 29 and the revised disclosure on page 30. Please revise to disclose whether this expected funding is dependent on the successful achievement of milestones. We may have additional comments.

Management`s discussion and analysis of financial condition and results of operations.

Critical Accounting Policies, Clinical Trial Accounting, page 33

4. We note that your estimates of clinical trial costs may not be accurate if you have incomplete or inaccurate information, resulting in research and development expenses being recorded in future periods. Please tell us your experience with accurately estimating these expenses. Disclose the amount of changes in estimates recognized in each period or explicitly state changes in estimates have not been material.

Stock Based Compensation, page 33

5. Provide us your valuation of any options granted in 2005 or confirm that no options have been granted in 2005, if true. You believe the fair value of the company`s common stock in December 2004
(the month the Form S-1 was filed) was $4.15 per share or 87% of the expected mid-point of the offering range of $4.80. You have increased the fair value of your common stock on a straight-line basis for options granted between September 2004 and March 2005 resulting in a fair value of $4.80 in March 2005. You determined to pursue an IPO in November 2004. You also signed a new agreement with
Merck in November 2004. It is not clear to us why you would not have a valuation for your common stock in November 2004 when you decided to pursue an IPO. It is also not clear why you would assume a straight-line increase in the value of your common stock from September 2004 through March 2005 (a future date) when future events cannot be predicted and the only significant event noted was the November 2004 agreement with Merck. More fully explain how you considered the November 2004 Merck agreement in valuing your common stock in 2004. Was the Merck agreement the only significant event after September 2004? Explain why the fair value of your common stock would increase after November 2004 absent any significant new events.

Research and Development, page 34

6. Please disclose the costs incurred to date on each major research and development project.

Intellectual Property, page 55
7. We note your response to comment 40. Your revised disclosure states that you have 57 patents, 43 relating to SNS-595 and three relating to tethering. Please describe the subject matter of the remaining 11 patents.

Financial Statements

Note 5, Collaborative Research Agreements page F-15 to F-18.

8. Expand the disclosure in Note 5 to indicate the amount of each upfront and milestone fee received to date that is disclosed.



      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Ibolya Ignat at (202) 824-5528 or James Atkinson, at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 942-7381 or me at (202) 942-1840 with any other questions.
      Sincerely,

      Jeffrey Riedler
   Assistant Director

   cc:	William Davisson
   	Latham & Watkins LLP
   	135 Commonwealth Drive
   	Menlo Park, CA 94025


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